Form 1-K amendment of Nowigence, Inc., to add, update and/or replace information contained in form 1-K filed on April 30th, 2021

File No. 024-10957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

NOWIGENCE, INC.

(Exact Name of Registrant as Specified in Its Charter)

7370

(Primary Standard Industrial

Classification Code Number)

New York	45-2891478
(State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification Number)

101 S Tryon Street, 27th Floor, Charlotte, NC 28280

704-275-5522

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Nowigence, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Business

Overview

Nowigence, Inc. is an early growth company incorporated in the state of New York in August 2011. Our principal executive offices are located at 101 S Tryon Street, 27th Floor, Charlotte, NC 28280. Our telephone number is 704-275-5522.  Our website is www.nowigence.com, the contents of which are incorporated by reference into this Offering Circular.

Nowigence, per its Incorporator’s action on December 28th, 2018 decided to acquire Nowigence India Private Limited (‘Nowigence India”) located at Plot A-14, Eco Towers (7th Floor), Sector 125, Noida 201301, U.P. in India. Nowigence India is a revenue-generating company since 2017. The main reason for the acquisition of the Indian company was synergy in operations. We were paying service fees to India to help develop the training dataset for our customers in the US and Europe. Also, the software engineers from India helped to develop the product. To gain better control, efficiency and to improve our service and grow the market in India, we decided to acquire the Indian company and make it a subsidiary. Nowigence India also have customers located in India to which they sell our platform on subscription basis. The acquisition was completed on January 18th, 2019.

Nowigence, with advanced expertise in Artificial Intelligence (AI), is committed to increasing the speed to which users, teams, and businesses make data-driven decisions. Our AI platform, PluarisTM, comprehends data, especially textual, available in written form, in real-time to deliver decisional boundaries and traceable intelligence derived from a rich spectrum of data types and sources, both inside and outside the business. This capability to deliver intelligence on demand, mimicking human comprehension, from a complex set of disparate sources applies to a wide variety of sectors, roles and processes.

In March, 2020, Nowigence announced its first strategic partnership with Orion Innovation (https://www.orioninc.com/) with its head office in Edison, NJ. This was later terminated. However, as part of its market penetration strategy of channelizing sales to enterprises through local private channel partners, it has signed product representative and channel partnership agreements in the U.S., Middle East, North Africa and India.

Mission

Mission for our artificial intelligence software platform is to rapidly read and comprehend data using machines, whether unstructured or structured,  in its right context and provide business professional with the toolkit to anticipate their future through data, seeking ways to predict scenarios, keeping them plan-ready, united and confident to meet their business goals. Any technology-based solution is successful if it increases speed while reducing error. In our case, we use Machine Learning and Natural Language Processing to comprehend huge amounts of data in real-time many thousands of times faster than human abilities with significantly reduced errors and larger objectivity.

Products and Services

1.About the Product and its Functionalities

Nowigence has built an array of capabilities with Auto Machine Learning, Natural Language    Processing (NLP), Data Unification, and Data Science, all combined into a SaaS product called PluarisTM.

Pluaris specializes in processing huge amounts of data, whether structured or unstructured, with human-like intelligence. And it helps in evaluating decisional scenarios to increase the pace of doing business with reduced errors.

Its features and functionalities are:

―Integrating with IT Tools/Techniques using REST APIs to make Pluaris a part of the Customer’s Ecosystem than as an additional IT product

oWith many pre-built connectors

oOr, configure new REST APIs if pre-built connectors have not been coded for new IT tools used by the client.

―Public Data Sources (pre-built)

oAdditional public data sources connectors if required can be developed.

― Upload URL, Text and File Instantaneously (File format supported are GoogleDocs, .pdf, .jpeg, .jpg, .pnp, .docx, .txt)

―High Precision Information Retrieval Engine with two capabilities:

oAsk Me – Provides a specific answer to a specific question

oBenchmarking – Provides answers on a topic from multiple documents

oCapability to handle different types of data

▪Unstructured (aka, text, images)

▪Structured (tabular and .csv)

―Core Insights Discovery AI Engine

oSummarization

▪Key Insights Extraction (Delivers “what” are we talking about)

▪Key Drivers (the reasons for the ‘whats”)

▪Annotation delivered through supervised learning models of named entities, time, monetary and ordinal entities.

―Indexing and Categorization

―Relational Risks and Opportunity Analysis

―Unique Dictionary Build-Up of Customer

―Top movers (trending topics) and mentions (frequent topics) overview

―User controlled edits for categorization

―Notification and Alerting

―Report Generation

―Smart Notepad

―Sharing and Collaboration

COMMERCIALIZATION UPDATE

Nowigence started selling even during the product development phase to marquee enterprises from January 2017. Early adopters were Owens Corning, Wacker Chemie, HDFC Bank, Mahindra Holidays and Tech Mahindra providing valuable feedback.

Our minimum viable beta product has just been launched in late 2020. Our initial market penetration is with channel partners and direct sales as a virtual assistant for individuals, teams, and enterprises where a lot of reading is required. Pluaris, a smart, cloud-based app that allows users to quickly distill knowledge from massive amounts of data, especially textual, both public and private. There are over 2 billion knowledge workers in legal, journalism, marketing, education, research, technology, and others. Even at a very basic solution price of $10 per month, the opportunity is over $240 Billion annually.

Serving as a virtual knowledge assistant with a “brain”

Each customer story has its unique elements. They tend to follow a similar path on the way to declaring Pluaris as a state-of-the-art product in reading & comprehension, contextualizing, and delivering outputs in real-time. We support a broad range of use cases, meet stringent requirements for resiliency, security and scalability, and provide enterprises the flexibility to deploy our AI platform as part of their work routines integrating with their daily tools. We usually land an account by identifying a specific pain point that cannot be addressed by existing technologies.

A few examples of our most recent use cases are:

Judiciary/Legal: To reduce backlog of pending cases, the Justice Department of one of the major Governments is looking to allow advocates & judges to assist in eDiscovery, thereby, reducing the pre-trial preparation time by over 35%.

Education: One top university that was thinking of closing one campus decides to keep it open offering remote learning with Pluaris to assist students to learn better and in more depth.

Enterprise: One of the two largest Swiss Banks involved with Auditing require a solution to improve audit quality and gain productivity during pre-audit prep, audit, and post audit reporting.

PRODUCT TECHNOLOGY, MARKET OPPORTUNITY & HYPE

Unique Differentiation

Our view of the market is that AI using ML/NLP techniques is currently a project-based service industry. Clients hire coding engineers, data scientists and project managers to scope the requirements of a specific use case in the form of technical specs which is then converted into a solution. This consultancy-based approach is not scalable. From a customer’s perspective it is expensive, time-consuming and does not guarantee success.

Nowigence has created Pluaris, a subscription-based SaaS product platform that quickly adapts to the needs of its users. Pluaris is used across different functions and sectors. This product approach allows the client-side users to work with the product from Day One. Some delivery outputs useful for the end-users will require configuration at additional costs. This however does not require a huge budget or big project plans.

The second aspect that is unique is that Nowigence is among the first few companies that allow users direct access to the database. Most other cognitive information retrieval engines allow access from an intermediate interface where human-controlled quality screening have already ascertained the accuracy of the results. Operating directly from the database provides two main benefits for the users. The first is that the output is in real-time or near real-time depending upon the frequency at which the data is refreshed. The second is that data anomalies are detected faster and are corrected in the database to prevent propagation of erroneous data. Our algorithms allow users to get to quality outputs faster than other competitive service offerings.

Also, as in every hyped industry, many vendors use the term AI or Machine Learning (ML) or Natural Language Processing (NLP) to attract attention. However, many use offshore resources to manually create outputs with little or no technology deployment. This field is relatively new and talent paucity exists. Pluaris delivers results in real time depending on the time when the data refreshes.

Product Differentiation

Granularity - Most companies in this space work on a specific use case and train the machine for a few words or phrases that are needed to deliver the output. Pluaris breaks down every sentence into its grammatical components. This is similar to the way we, as humans, developed our linguistic skills through our schooling years. With the right mix of manual and automated extraction, we teach computers faster than ever before and better than any other company. We are precise with information retrieval. We use a combination of keyword search (the traditional search technique prevalent today in most apps where the exact match of one word or more is used to search for content within or across a collection of documents/files) and semantic search (it not only finds keywords but determines the intent and contextual meaning of the words a person is using when searching).

Scalability – Pluaris is scalable having successfully delivered value through pilots in many different use cases across sectors and departments. With our rapid training modules to teach machines, we have been successful in developing pre-trained and smart machines in 14 sectors already. The business opportunity in each sector is significant. Our proprietary processes extract many more major and minor entity categories and events regardless of the sector, allowing the users to train the linguistic models related to their sector-specific jargon quickly and in near real time. This allows us to gain high accuracy on day one and improve it quickly to increase the accuracy within a short period of time. In addition, while many machine learning models are trained at the corporate-level, we offer parameter optimization to our customers at a user-level for tailored predictive models.

Versatility – Pluaris follows the steps typically used by humans as part of their decision-making process. It is designed to ingest data from different tools through API integrations. It processes data during information retrieval to help users understand the content via our signature summarization feature; delivers critical insights of minor and major named entities; and categorizes content as a risk or opportunity for the user. A user is able to ask any questions to dig deeper from public or private data sources, benchmark alternative options, and allows users to checkmark relevant points that get routed to a smart notepad allowing for user-created outputs. The same sequence is used when working on pilots. The process demonstrates the capability of Pluaris to deliver the required data, which is then automated to meet different requirements of the users. Pluaris is versatile; its foundation is built based on process-thinking, allowing control by the user and innovative technologies in linguistics and data analytics to deliver value.

Market Opportunity

The last major invention was the Internet in the early to mid-90s. This triggered the start of the third industrial revolution. Prior to the Internet, steam and electricity were major revolutionary inventions.

The Internet ushered in new industry segments, created new jobs, and fueled the global growth engine lifting millions of people from poverty.

New industries like e-commerce (e.g. Amazon, e-Bay), the cloud (Microsoft Azure, AWS), cellphones (e.g. Apple, Samsung, Android) or 4G Network Providers (Ericsson and Nokia Siemens), social media (LinkedIn, Facebook), streaming (Netflix, Prime), and SaaS (Salesforce) emerged. These companies were all developed from the invention of the internet.

We believe that we are now at the dawn of the fourth industrial revolution with AI. It has a high component of technology innovation unlike any previous inventions. Like the other industrial revolutions, it has the power of accelerating the growth of the overall global GDP. McKinsey’s study states that AI could account for $3.5 to $5.8 trillion in annual value, or 40 percent of the value created by all analytics techniques (https://www.mckinsey.com/featured-insights/future-of-work/ai-automation-and-the-future-of-work-ten-things-to-solve-for). While the above is the total available market (TAM), Nowigence believes that the serviceable obtainable market (SOM) for its use cases is over $5 Billion and growing.

In the early 90s, businesses were faced with a different problem. There was no data to help businesses to globalize. Connectivity was an issue; the Internet was just being born. A divided Europe with its multiple countries and currencies, a non-existent Enterprise Resource Planning (ERP) solution (SAP was a struggling company then) and a distant and eclectic Asia were all barriers to overcome in the pursuit of global growth.

Now, we have too much data – the enormity clutters our minds. It slows decision-making and as a result it stunts growth.

The industry landscape is expected to go through a major transformation in the next decade – Energy (from Hydrogen), Crypto, Blockchain, IOT, Faster Transportation – SpaceX (for inhabiting Mars), Virgin Galactic (for faster cross-continental travel), Driverless Cars, Locomotives, Cybersecurity, and others.

With this magnitude of change in the pace of business, humans will need an AI Solution to read, digest and analyze data at the speed of lightning. This is where Nowigence expects to play a significant role.

Market Hype

A period of hype precedes any major industrial revolution. According to 2019 data from the National Venture Capital Association, 1,356 AI-related companies in the U.S. raised $18.457 billion. That topped the 1,281 companies that raised $16.8 billion in 2018, according to PitchBook-NVCA Venture Monitor dated Jan 14, 2020 (https://venturebeat.com/2020/01/14/ai-startups-raised-18-5-billion-in-2019-setting-new-funding-record/)

Lack of published financials through Private VC investments makes it difficult to understand the true returns on these investments.

Our conservative investment strategy during its initial product development phase positions it strongly for significant growth with rapid customer traction through strong channel partners helping to introduce their ready-to-use AI Solution across multiple sectors. Customer side risks are reduced significantly with Pluaris. Our software delivers value right from Day One instead of the project-based customization approach of assigning expensive data scientists and ML/NLP experts to develop a solution from scratch.

COMPETITION

There are different levels of competition both internally from the data science team in client’s organizations and externally from myriads of competitors who consult as data scientists on project basis to automate workflows using AI for specific use cases.

They start from scratch using open source tools or libraries like:

Spacy (https://spacy.io/), NLTK (https://www.nltk.org/) , Allen NLP (https://allennlp.org/)  and Text Blob (https://textblob.readthedocs.io/en/dev/).

There are many big companies too that offer middle-of-the-value tools that provide a starting point with average accuracy but need data scientists to write their own optimization code to gain better accuracy or create outputs. This takes time. Gartner states that 60% of developments do not see the light of day. Key Tech Players in this space are Microsoft Azure Cognitive Engine, Cloud Natural Language – Google Cloud, Amazon Comprehend, IBM Watson.

There are also many niche solutions focusing on specific use cases like Einstein (from Salesforce), Artesian, Klue, Attivio, Evernote, Coveo, and Elastic. Details are provided below on the capital they have raised, their employees and annual revenues.

However, Nowigence provides an advanced AI Search and Insight Engine, that seamlessly integrates with a variety of platforms and systems users already use today. Unlike other information retrieval platforms, Pluaris uses semantic search for increased precision. Semantic search considers the intent and contextual meaning of search phrases when serving content to users, not just the exact key word match. In addition, the platform has both extractive and interpretive data analysis capabilities whose accuracy improves with time as users use built-in options to improve accuracy with their specific jargon when extracting content (we call it linguistic training). Pluaris is not just about innovative techniques and proprietary coding. It maps the way that we, as humans, evaluate data. Said simply, we search for information, look at various options to select the best option, evaluate risks and opportunities and then communicate with a team to implement the plan. Pluaris is built along the same process flow. As it ingests and digests data from various IT tools, the platform is useful from day one and delivers significant returns quickly.

General Overview

The COVID-19 pandemic has impacted global economies, resulting in workforce and travel restrictions. The factors began having adverse impacts on our operations, financial performance, liquidity as well as on the operations and financial performance of many of our customers.

We have taken steps to protect the health and safety of our employees and maintain business continuity. We are working from home offices till such time that we consider it safe for team members to work from the office. We took measures to reduce our sales and marketing team earlier in January and February in anticipation of the sales channel agreement with our channel partner. However, following the announcement of the National Emergency on the 13th of March, we have retained most of our team members.

Other Viewpoints of Market Opportunity

Revenue from the artificial intelligence (AI) software market worldwide (in $B)

Regardless of which data point one looks at, the field of automating human tasks including the science and the behavior of our reading and data comprehension abilities encompasses many sectors and provides a huge opportunity.

McKinsey reports – “An analysis of more than 400 use cases across 19 industries and nine business functions highlights the broad use and significant economic potential of advanced AI techniques.

Source:https://www.mckinsey.com/featured-insights/artificial-intelligence/notes-from-the-ai-frontier-applications-and-value-of-deep-learning

Breyer Capital

Jim Breyer, CEO of Breyer Capital, Board member of 21st Century Fox and Blackstone, and an early investor in Face Book, Etsy and Marvel Entertainment believes that technology, especially AI built around cloud services offering great customer and enterprise experience will see rapid growth. He believes that in the next decade, 18 out of 20 companies in market value will be technology companies.

https://www.cnbc.com/video/2019/01/23/u-s-five-year-lead-semiconductors-breyer-capital-ceo.html

Management Team

Nowigence’s team is led by Mr. Anoop Bhatia who is the Chairman, President and CEO. Dr. Gordon Haupt is the Chief Technology Officer. Mr. David Evans, a Board Member, is currently officiating as Chief Financial Officer and General Counsel. The entire team is working together to establish our vision as a leading artificial intelligence software solution.

Employees

As of December 31, 2020, we have a total of 15 full-time employees. Our in-house team has 7 that are working in the US and 8 who are located in India.

The above team does not include the sales and marketing team which includes team members who are taking our solution to their clients under the sales channel partnership agreement.

We also work with business consultants, accountants, auditors and other. None of our employees are covered by collective bargaining agreements and we consider our relations with our employees to be good.

Marketing & Partnering Plan.

Nowigence is working with strategic partners to penetrate the market. It has appointed sales channel partners in Middle East, North Africa, USA and India. Through, its subsidiary in India, the company is trying to get a stronghold with State and Government Owned entities. The Government of India has a strategy of privatizing many of the State-owned entities. Digitization is also on the top of the agenda for most of the entities in public and private sectors especially after the COVID pandemic.

The company is testing the market for a B2C product introduction. It is conducting trials with colleges to help faculty members and students amass tremendous amount of information in a short period of time. Teachers and students are constantly researching. Teachers assign project work to explore their students’ understanding of fundamentals, interpretations, decisional choices, and their abilities to communicate effectively. Pluaris allows students and teachers alike, to work together and collaborate in real-time. Teachers see the quality of their students’ work improve drastically. With smart notetaking, students not only improve their knowledge today, but also help the next generation learn, adapt, and grow as well.

After the funding round, the company intends to hire its own sales and marketing team to augment the efforts of the strategic partners. Additionally, it will seek out technical partnership with Microsoft, AWS, Saleforce, Apple and others to be on their App Stores and Platforms for their customers to use pre-built connector and deploy Pluaris easily.

Operations Plan

We launched our minimum viable product in in late 4Q of 2020 and have been conducting trials with potential customers. The feedback is positive and encouraging. Previously, our early adopters had whetted the value proposition for the legacy prototype platform. As a result of the continued support from early adopters, we earned a small stream of revenues.

Like other companies in their early phase of development, we experienced the fall-out of COVID 19. Managing cash to sustain operations became a priority.

However, we are now ready to scale and grow our operations. We have filed for a continuous offering with the Securities Exchange Commission (SEC) SEC for a continuous offering to raise $50M during a period of 730 days from the qualified date. This offering is under SEC Regulation A+ 251(d)(3).

The company expects to raise funds in phases and use the proceeds to grow organically and globally.

Revenue Plans

Our revenue plans are based on new customer growth and up-selling within our existing customers to users from other departments.

At the beginning of 2020, we had started receiving new customer orders. Cooper Standard Automotive Inc. had just signed up to use our product. However, we were unable to conduct a workshop or integrate Pluaris with their internal system prior to the lock down necessitated by COVID. As a result, we suffered a near stop to our commercialization efforts.

The product is undergoing trials both in businesses as well as a consumer product. This is analogous to the SaaS offering of companies like Salesforce. They serve B2B and B2C segments. We intend to do the same. Our sales efforts scaled up starting the 2nd quarter of 2021.

Also, since we are automating an essential skill of reading and comprehension to develop useful products, the growth potential is huge and across all sectors of the industry. Our platform recognizes that market and data needs vary with every individual. The platform has been designed to tailor to the exact needs of every individual. The fact is that the individual controls the outputs that they receive per their needs. Hence, even though, we may start with only a few users, but we have the potential to grow into an enterprise solution. This further substantiates the reason for anticipating profitable growth.

We expect to double or even triple our revenues every year for the next 5 years.  Our revenues are built up by recurring customers who start with a few users but add more users from across different functions, and new customers that are added every month. The upselling or “land and expand” proportion is about 60% in the revenue planning. Typically, customer erosion rate has been low. It isn’t easy to switch to any other supplier. It isn’t possible to replicate the data built over time by Nowigence and transfer it to another product provided by an alternative supplier. New customer acquisition accounts for nearly 30% of the revenue. The balance is from new products since we will introduce them in the market from the year 2020 onwards. Also, the opportunity is huge, every business professional suffers from the problem of having more information than what they can process and use. Nowigence solutions solve a real problem existing in the world.

We have automated the process of textual (or unstructured) data reading, comprehension, and its organization allowing the new-found data stream to blend with structured or quantitative data providing speed and transparency of the use of data in problem-solving, achieving business goals and supporting innovation to keep our clients competitive. The first solid state electronic calculator that automated mathematical calculations was invented in the 1960s. The industry is still thriving even after 50 years. Human requirement for reading and comprehending textual data is a basic need for business professionals. We expect our product life cycle to last for over 50 years similar to the experience with the electronic calculator.

Research and Development

Since our inception in August 2011, and particularly from 2017 onwards, we have been primarily focused on developing our software.  We intend to invest in more research and development activities with the proceeds of this Offering and to market our product and to continuously improve, innovate, and add new features to our software.

We intend to deploy new features, functionality, and technologies through regular software releases or updates in order to minimize disruption and provide for constant improvement.  Once product improvements are identified, we intend to design, develop, test, and launch a solution.

Intellectual Property and Trade Secrets

We do not have any patents, trademarks, copyrights or licenses except for the trademark of our name and logo.  We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition, our technology (source code and infrastructure) is encrypted under a secure socket layer (SSL) with access permitted only to critical team members within Nowigence. Users of our software also have no ability to access the source code of our algorithm because it resides ONLY within the encrypted infrastructures inside our company’s “virtual walls.” Further protection is also since our software is ONLY offered as a subscription, not as a license. The subscription method uses a monthly payment plan via a cloud-based delivery (i.e., our predictive modules execute on the server side). This method prevents ANY user from accessing the source code.

We currently own the domain [www.nowigence.com] and intend to trademark other aspects of our messaging as needed.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in Internet-related industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Government Regulation

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business solutions. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. They can also require our clients to modify their applications, which may have an influence on the Company. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related companies generally or result in reductions in the demand for Internet-based solutions such as ours.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nowigence, Inc. was formed in the State of New York in August 2011. The Company principal executive office is 101 S Tryon Street, 27th Floor, Charlotte, NC 28280

Nowigence Inc. is a global software solution company with a uniquely flexible and sector agnostic AI-powered decision support system. Through novel machine learning and natural language processing techniques, it automates the way businesses retrieve, interpret, and summarize massive amounts of data for reduced error and quicker, more informed decisions. It’s rapid and highly automated platform offers easily configurable add-ons to a standard off-the-shelf offering.

Since inception, the Company has successfully developed and sold the product to marquee customers and is ready to scale. Despite the 2020 global lockdown due to the coronavirus pandemics, we have succeeded in demonstrating our AI platform to many big Fortune 1000 companies. The Company is looking to invest in sales, marketing, e-commerce, and customer success teams to aggressively grow the market. The Company has generated revenues from operations and has demonstrated its capability to utilize capital effectively. Most of its competitors have invested in tens of millions of dollars whereas Nowigence has won customers confidence with about $3 million invested.

Operating Results

The global pandemic in 2020 affected our commercialization plans. Most enterprises were experiencing difficulties and adopting cost cutting measures. In such a scenario, it was not possible for us to sell. Instead, we worked with enterprises to show case our product. The product was well received. We were successful in conducting pilot trials as proof of our platform’s capability in delivering value.

As of December 31, 2020, we continued to earn revenues from our early adopters. However, our focus for most of the year 2020 was not on commercialization but to optimize our product’s backend to scale and grow after the pandemic. Our textual and data comprehension processes require high computational resources. Starting the 2nd Quarter of 2021, we can host over 30-times more users with the same infrastructure costs. This gives us a commanding position in costs and scalability.

Our pretax losses during the year 2020 was $873,044. We were able to finance our operations partially from revenues from early adopters though mostly from capital infusion. We raised net equity of nearly $728,439. We also received a government grant of $10,000 and a Paycheck Protection Plan (PPP) Loan (which has been forgiven by the Government) of $127,100.

Liquidity and Capital Resources

Since the Company’s inception, the Company issued shares to friends and family to fund its operations.  It has been successful in raising $3,011,518 in equity as on the 31st of December 2020. As the company believes that it is working at the leading edge of technology which will help transition humanity into the next Industrial Revolution from an Information Age to the Knowledge Era, its strategy was to be conservative in capital infusion depending only on its private network but with an exit plan to raise public financing once it has won customer acceptance and has the infrastructure to scale.

Since the start of submitting audited financials from 2017, the auditor’s view and in management’s own opinion, the Company’s cash position has been insufficient to maintain its operations at the current level for the next 12 months. However, despite all challenges including the unforeseen pandemic, the company has been successful in sustaining its operations and retaining its key staff members.

We are now ready for growth and increased capital infusion. Nowigence had received a qualification as on October 24th, 2019 from the U.S. Securities Exchange Commission (SEC) to raise a maximum of $10,000,000 at a fixed price of $5 per share under Regulation A+ IPO. However, due to the onset of the pandemic, it decided to delay the raise through public financing but instead depend upon its private network to raise the capital required to sustain operations in 2020.

We are now submitting a POS filing with the SEC for Regulation A+ 251(d)(3) for continuous offering for a period of 730 days from the qualified date unless extended by our directors for an additional 365 days. The POS filing, if qualified, will allow us to offer and sell up to $50,000,000 in aggregate of the securities identified above from time to time in one or more offerings at a price between $3 and $5 for a maximum of 16,666,666 or 10,000,000 Class A shares respectively.

Upon the qualification of the Offering Statement of which this Offering Circular is a part, the Company plans to pursue its business plan. There can be no assurance of the Company's ability to do so or that additional capital will be available to the Company. If so, the Company's objective of its plan will be adversely affected, and the Company may not be able to pursue such plans if it is unable to finance such operations. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company.

We are highly dependent upon the success of this Offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth and establishment stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At such time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds via a private placement of its equity, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Off-Balance Sheet Arrangements

As of December 31st, 2020, we did not have any off-balance sheet arrangements.

Item 3. Directors and Officers

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First
			Appointment
Executive Officers and Directors(*)

Anoop Bhatia	Chairman of the Board and Chief Executive Officer and CFO	60	August 2011
David Evans	Acting CFO & General Counsel	67	February 1, 2019
Christine Goodson	Director	50	February 10, 2020
Tracy Metzger Ian Moore	Director Director	59 62	February 1, 2019 July 18, 2019

Officers and Directors

Anoop Bhatia,

Chairman, President & CEO

Nowigence Inc.

www.linkedin.com/in/anoopbhatia/

Anoop Bhatia is the Founder of Nowigence – a company that he has worked full-time since 2015. Previously, from 2012, Anoop worked as a global operation strategic transformation leader for Momentive Performance Material (Formerly GE Silicones). He has worked for over two decades in various GE companies across different countries - from the United States to India, The Netherlands, Germany. Anoop had played a key role in establishing GE Silicones Private Limited as the first-ever wholly owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then, he has held progressively responsible global positions across different functions. He brings a wealth of experience in global business operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

Dr, Gordon Haupt

Chief Technology Officer

Nowigence Inc.

https://www.linkedin.com/in/gordon-haupt/

Gordon (Gordy) Haupt has a strong technical background in machine learning, neural networks, signal processing, statistical data analysis, optimization, and digital filtering, including applications in computer vision, imaging, audio, and biotechnology. He is a named inventor in 15 issued patents and is experienced in all phases of engineering development and operations – requirements, research, design, development, testing, release management and support. He has over 17-years’ experience in two successful start-ups called Sensory and 3VR (acquired by Identiv).

He did his B.S. Engineering Mechanics from the University of Wisconsin-Madison, Masters, and PhD from Stanford University in Aeronautics and Astronautics.

Note: Dr. Gordon Haupt’s appointment to the Board of Directors is pending and is likely to be effective January 1, 2022.

David Evans

Board Member, Acting CFO & General Counsel

David L Evans has been with Spectrum Consulting Partners LLC at Albany in NY from 2008 onwards. As an attorney and licensed CPA in the state of New York, he has extensive experience in multistate and international tax policies and guidelines, federal taxation laws, mergers and acquisitions including valuation of closely held businesses. He is a contributing author to the New York State Tax Service, a six-volume publication of NYS tax laws and regulations. His prior experience includes being a Managing Director for UHY Advisors LLC, being a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants and is a past president of the Estate Planning Council of Eastern New York. He holds degrees from Hofstra University and State University of New York at Buffalo.

Ms. Christine Goodson,

Board Member

https://www.linkedin.com/in/christinegoodson

Christine has over 25 years of experience empowering organizations to transform themselves through the efficient and effective deployment of People, Process and Technology. Her expertise is in developing global strategy and implementation of Human Capital Systems, talent management, succession, pay planning and performance. She has a successful track record of conductive executive search (internal and external) in the Americas, EMEA, and APAC. Prior to Titan, she spent four years at Colfax Corporation and nine years at SPX leading global talent management. Christine has a BA in Philosophy from the University of North Carolina at Chapel Hill.

Ms. Tracy Metzger

Board Member

www.linkedin.com/in/tracy-metzger-3b0220/

Tracy Metzger started TL Metzger & Associates in 2000 as the Owner and President offering consulting and real estate brokerage services to companies looking to purchase, sell or lease real estate in the Albany New York Region, also known as Tech Valley. She has held this position for over 20 years. Since starting TL Metzger, Tracy and her company have received a number of business and professional awards, including the Capital District Business Review’s Top 40 Under 40 Business Leaders in the Capital Region, the Albany-Colonie Regional Chamber of Commerce Award (Women of Excellence), and the Albany-Colonie Regional Chamber of Commerce Award (Small Business of the Year), among others.  The company is consistently recognized as a Top 15 Commercial Real Estate firm by the Albany Business Review. She has a B.A. in Political Science from University at Albany, SUNY.

Tracy serves on several economic development and business boards including Chair of the City of Albany IDA and CRC.  She has extensive experience as a negotiator, facilitator and general management.

Ian Moore

Board Member

https://www.linkedin.com/in/ian-r-moore/

Dr. Ian Moore is the Vice President, Silicones NCA for Wacker Chemical Corporation. He is the profit and loss (P&L) leader for the Silicones business in North and Central America (NCA). Previously, he was the Senior VP and GM for Momentive Performance Materials (ex-GE company) responsible for the P&L of Silicones and Silanes Additive. Ian brings a wealth of extensive cross-functional, global and multi-cultural management experience. During the period 2006 to 2010, Ian was the President & CEO EMEA of GE Bayer Silicones GmbH (later called Momentive Performance Materials). He is a recognized innovative leader, mentor and developer of people with demonstrated skills in General Management, Mergers and Acquisitions, Technology, Engineering, Operations and Marketing.

Ian completed his Ph.D. in Chemical Engineering specializing in the field of deactivation of fluid cracking catalysts from the University of Manchester. He also holds a bachelor’s and master's Degree in Chemical Engineering from the University of Manchester.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We were incorporated in New York on August 1, 2011. The following table sets forth certain information concerning the compensation for the fiscal years ended December 31, 2020 (i) all individuals who served as our principal executive officer (PEO), or acting in a similar capacity, during the fiscal year ended December 31, 2020, regardless of compensation level, (ii) the most highly compensated executive officers other than our CEO who were serving as executive officers at the end of the fiscal year ended December 31, 2020 and (ii) any additional individuals for whom disclosure would have been provided pursuant to paragraph (m)(2)(ii) of Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended December 31, 2020 (collectively, the “named executive officers”), (iii) Directors.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended December 31,	Salary ($) (1)	Bonus ($)	Total Compensation ($)
Anoop Bhatia	2020	$69,950	1	$69,950
Chairman, CEO, and Acting CFO
David Evans, Director	2020	$0.00	2	$0.00
Christine Goodson, Director	2020	$0.00		$0.00
Tracy Metzger, Director	2020	$0.00	2	$0.00
Ian Moore, Director	2020	$0.00	2	$0.00

(1)During 2020, Anoop Bhatia took a pay cut of nearly 53% due to COVID. He will instead be compensated with 600,000 of Class A Common Stock in the second half of 2021. This stock issue is still pending.

(2) The company intends to issue 50,000 shares for each director for 2020 fiscal year, yet to be issued as of the date of this filing.

Employment Agreements

The company has employment agreements in place.

Compensation of Directors

We do not compensate our directors in cash for attendance at meetings. In the future, we may compensation directors, particularly those who are not employees on either a per meeting or fixed compensation basis. In 2019, each member of the Board received Class A Common Stock of 20,000 prorated based on the months served during the year.

Executive Compensation Philosophy

We believe that Nowigence is at the beginning of its journey and that for us to be successful we must hire and retain people who can continue to develop our strategy, quickly innovate and develop new business opportunities by leveraging the unique technology we have in hand, and constantly enhancing our business model. To achieve these objectives, we need a highly talented team. We also expect our executive team to possess and demonstrate strong leadership and management capabilities.

Stock Option Plan

We do not have a stock option plan, but we reserve the right to implement one.

Employee Pension, Profit Sharing or other Retirement Plans

We do not have a defined benefit, pension plan, profit sharing or other retirement plans.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants, and directors with the financial interests of our shareholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants, and directors and encourages them to devote their best efforts to our business and financial success.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following tables set forth the ownership, as of the date of this Offering Circular, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our executive officers, directors, and our executive officers and directors as a group.  To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise shared.  There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other rights. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Ownership Pre-Offering

Directors and Officers: (As on 12/31/2020)
Name & address of beneficial owner	Amount and	Percent of	Percent of Class	Direct Voting Right
	nature of	total ownership
	Beneficial ownership
(1)	(2)	(3)	(4)	(5)
Anoop Bhatia, CEO (Class B Common Stock) (1)	37,927,270	58.65%	100%	93.41%
David Evans, Director Class A (1)	840,000	1.30%	3.14%	0.21%
Tracy Metzger, Class A (1)	610,000	0.94%	2.28%	0.15%
Dr. Ian Moore	333,750	0.52%	1.25%	0.08%

Christine Goodson	10,000	0.02%	0.04%	0.0%
All officers and directors as a group: (1)	39,721,020	61.42%	n/a	93.86%

Other shareholders aggregated Class A	24,946,480	38.58%	93.29%	6.14%
All shareholders aggregated Class A & B Shares	64,667,500	100%	n/a	100%

(1)	Unless otherwise noted, the address of the beneficial owner is c/o Nowigence, Inc., 101 S Tryon Street, 27th Floor, Charlotte, NC 28280 Beneficial ownership.
(2)	Total ownership, including Class A and B combined.
(3)	Percentage of total ownership
(4)	Percentage ownership in each class
(5)	Total voting rights for each shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for our Common Stock. All the shares sold under this offering will be freely tradeable without restrictions or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this Offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our Common Stock then outstanding; or

•	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Item 5. Interest of Management and Others in Certain Transactions

We have raised capital during the product development phase from friends and family to meet our needs. We preferred to operate “lean and mean” to ensure that we got the best value for every dollar that was invested. This ensured that we developed a product at one-tenth of the investment dollars than any of our competitors have invested. This gives us a competitive advantage. The CEO continued to work much below market rates

In 2020, the company has amended its Certificate of Incorporation and re-designated the total number of shares that the company is authorized to issue capital stock consists of 1,100,000,000 shares of Class A, B, C and preferred Stock, $0.00001 par value per share. With the amendment, our

Articles of Incorporation states that the Company shall have the authority to issue four classes of shares of stock, an increase from two classes previously authorized.

The total number of shares the Company is authorized to issue is

-Seven Hundred Million (700,000,000) shares of Common Stock Class A with a par value of ($0.00001), Class A common stock has one vote per share. As of December 31, 2020, provisional statements, the number of issued class A shares is 26,740,230 and not yet issued shares of 673,259,770

-Two Hundred Million (200,000,000) shares of Common Stock Class B, with a par value of ($0.00001). Class B common stock has 10 votes per share, par value. As of December 31, 2020, provisional statements, the number of issued class B shares is 37,927,270 and not yet issued shares of 162,072,730.

-One Hundred and Fifty Million (150,000,000) shares of Common Stock Class C with a par value of ($0.00001). Class C has no voting rights until they are fully vested after which they will be converted to Class A. This Class of Shares is for employees. No class C shares have been issued yet.; and

-Fifty Million (50,000,000) Preferred Stock with a par value of ($0.00001), Preferred Stock has no voting rights and no Preferred Stock shares have been issued.

We were qualified as on October 24th, 2019 under SEC Regulation A+ to raise capital to a maximum of $10M at a fixed per share of $5 per share. We had just started rolling out the public raise in January but stopped in mid-February as COVID worries hit the securities market. We have 7 shareholders who bought securities under Regulation A+.

Subsequent to the announcement of the National Emergence in March 2020 due to COVID, the strategy to raise capital through our private network continued in 2020. We were successful in raising net proceeds of $728,439 during the year in exchange of equity through the sale of 2,719,500 Class A common stock.

The funding raised in 2020 includes a Paycheck Protection Plan (PPP) loan of $127,100. The support from investors and the Government through a PPP loan helped us retain our staff through the most difficult period caused by the pandemic.

Other Information

Our minimum viable product (MVP) was launched in late 2020 but found traction in the second quarter of 2021 after the pandemic lockdown was through. We are working with multiple customer accounts across various sectors to provide solutions to different issues that they face. The proof-of-concepts have delivered value. We believe that our differentiation with other vendors using NLP and Machine Learning Techniques is discernible to many customers. We offer a product that is delivers a perceivable value even during short trial period. Customers then ask us to configure the product to meet their more specific requirements.

Despite the negative aspects of the slow down with COVID-19, we are continuing to move forward in sales, marketing, and product development.

Item 7. Financial Statements

The audited financial statements could not be prepared as per the usual time period of the 30th of April, 2020. We have a subsidiary in India. COVID was rampant in India from the month of March with lockdowns in most cities of the country. Our team in India was affected too as nearly 75% of the team members suffered from COVID. The lockdown in the country continued till mid-July. Audited results are now being submitted.

NOWIGENCE INC.

and subsidiary

(a New York corporation)

Consolidated Financial Statements and Audit Report

For the calendar years ended December 31, 2020 and 2019

INDEPENDENT AUDITOR’S REPORT

August 24, 2021

To: Board of Directors, Nowigence Inc.

Attn: Anoop Bhatia

Re: 2020-2019 Nowigence Inc. Audit

We have audited the accompanying consolidated financial statements of Nowigence Inc. (a New York corporation) and subsidiaries (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, shareholders’ equity or deficit, and cash flows for the calendar years ending December 31, 2020 and 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders’ equity or deficit and its cash flows for the calendar year(s) ending December 31, 2020 and 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

August 24, 2021

NOWIGENCE INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2019
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$ 7,401	$ 13,179
Accounts and other short-term receivable	11,185	28497
Total current assets	18,586	41,676

Software development, net of amortization (see Note 3)	693,119	634,779

Total assets	$ 711,706	$ 676,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable	$ 109,837	$ 80,929
Interest payable	7,655	$7,679
Total current liabilities	117,492	88,609

Long-term debt (see Note 4)	247,342	96,404

Total liabilities	364,833	185,013

Shareholders’ equity:
Common Stock, Class A (700,000,000 shares authorized, $0.00001 par, 26,740,230 and 23,399,500 issued as of December 31, 2020 and 2019, respectively)	267	233
Common stock, Class B (200,000,000 shares authorized, $0.00001 par, 37,927,270 and 37,827,270 shares issued and outstanding as of December 31, 2020 and 2019 respectively)	379	378
Additional paid-in capital	3,011,518	2,283,079
Retained deficit	(2,665,291)	(1,792,247)
Total shareholders’ equity	346,873	491,443

Total liabilities and shareholders’ equity	$ 711,706	$ 676,456

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 51,244	$ 85,914
Cost of revenues	27,759	48,038
Gross profit (loss)	23,486	37,877

Operating expenses:
Selling, general and administrative	636,677	991,148
Amortization	255,750	127,176
Total operating expenses	892,427	1,118,324

Operating loss	(868,941)	(1,080,447)

Interest income/(expense)	(14,123)	(12,229)
Government grant income	10,020	1,899

Pretax loss	(873,044)	(1,090,777)

(Provision)/benefit for income taxes	(0)	($0)

Net loss	(873,044)	(1,090,777)

Foreign currency translation adjustment	-	(69,287)

Comprehensive Net Loss	$ (873,044)	$ (1,160,064)

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)
For the calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Deficit	Total Shareholders’ Equity/(Deficit)
	# Shares	$ at par	# Shares	$ at par
Balance as of January 1, 2019	20,407,730	$ 205	37,827,270	$ 378	$ 1,200,357	$ (632,183)	$ 568,756
2019 Issuance of shares, net of offering costs	2,933,000	29			1,082,722		1,082,751
2019 Net loss						(1,160,064)	(1,160,064)
Balance as of December 31, 2019	23,340,730	$ 234	37,827,270	$ 378	$ 2,283,078	$ (1,792,247)	$ 491,443
Adjustment in reporting shares during initial setup with VStock Transfer	680,000	7
2020 Issuance of shares, net of offering costs	2,719,500	27	100,000	1	728,439		728,466
2020 Net loss						(873,044)	(873,044)
Balance as of December 31, 2020	26,740,230	$ 267	37,927,270	$ 379	$ 3,011,518	$ (2,310,867)	$ 346,865

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2020	2019
Cash flows from operating activities
Net loss	$ (873,044)	$ (1,160,064)
Add back: Amortization	290,380	127,176
Adjustments to reconcile net loss to net cash used in operating activities: Changes in operating assets and liabilities:
Net increase/(decrease) in accounts payable	28,908	58,079
Net increase/(decrease) in interest payable	(24)	(25)
Net (increase)/decrease in accounts receivables	(17,312)	(28,497)
Net cash used in operating activities	(571,093)	(1,003,281)

Cash flows from investing activities
Software development costs	(314,090)	(108,970)
Net cash used in investing activities	(314,090)	(108,970)

Cash flows from financing activities
Proceeds from the issuance of stock	728,467	1,082,751
Net additional long-term debt	150,938	35,353
Net cash provided by financing activities	879,405	1,118,104

Net change in cash and cash equivalents	(5,778)	5,852

Cash and cash equivalents at beginning of period	13,179	7,326
Cash and cash equivalents at end of period	$ 7,401	$ 13,179

Supplemental disclosure of cash flow information
Cash paid for interest	14,123	12,229
Cash paid for taxes in India	0	0

NOWIGENCE INC.
Notes to the Financial Statements
As of and for the calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor’s Report

NOTE 1 - NATURE OF OPERATIONS

Nowigence Inc. and subsidiaries (the “Company”) is an early-stage software-as-a-service company.  The Company has developed an automated, artificial intelligence-based solution that extracts and analyzes textual and transcript-based qualitative data, at rates of up to 6,000 times faster than a human.  The Company was formed in August 2011 but had very limited activity until early 2017.

Since Inception, the Company has relied on loans from founders and raising capital to fund its operations.  As of December 2020, the Company had negative retained earnings and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.  During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign and Regulation D 506C (see Note 10 below), loans, capital contributions from the founder and funds from revenue producing activities, if and when such can be realized.  If the Company cannot secure additional short-term capital, it may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Acquisition of Subsidiary

On January 18, 2019, the Company acquired the issued shares of Nowigence India Private Limited, Co., an Indian private limited company (“Subsidiary”) in exchange for $10,218.  The Company has presented consolidated financial results with Subsidiary starting from January 18, 2019, the date the acquisition closed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation

The Company has prepared these financials by consolidating the activity with its wholly-owned subsidiary and eliminating intercompany transactions.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.  All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of December 31, 2020, the Company is operating as a going concern.  See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of December 31, 2020  and 2019, the Company had $7,394 and $13,179 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As of December 31, 2020, the Company had $11,185 of outstanding accounts receivable.

Property and Equipment and Depreciation

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020, the Company had an immaterial amount of fixed assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as an C corporation.  Because the Company has suffered losses during its start-up phase, the only provision for income taxes is the based on the small amount of earnings in the Company’s Indian subsidiary.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i) identify the contract(s) with a customer,

(ii) identify the performance obligations in the contract,

(iii) determine the transaction price,

(iv) allocate the transaction price to the performance obligations in the contract and

(v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform is recognized as the services are performed.

Cost of Sales

The Company expenses its sales and marketing team’s total employee expenses (only 2 out of its employee strength of 15 are in commercial). The CEO is leading sales for the time being) and other server-related costs in conjunction with the provision of services to its customers. However, most of its employees are in technology and linguistic research.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”).  ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established.  With the Company’s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

In 2020, the Company capitalized 100% percent of the salaries of the research and development associated with the software development program of the Company. Previously, in 2019, it capitalized 60% of the expenses incurred on technology. The Company routinely evaluates both the technological feasibility and the estimate of payroll expense and data subscription expenses utilized in this calculation. In 2020, due to the pandemic, it was very difficult to commercialize a novel technology in the marketplace. Hence, the company decided to deploy all the technology resources in product development.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.  Upon reaching technological feasibility, the company amortizes the capitalized costs over a period of 3-5 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The

Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.  The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company has capitalized its software development costs (“SDCs”) during this start-up period.  The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally-developed software over a 5 year period.  The Company has recorded amortization expense in the calendar year ending as on December 31, 2020 as $255,750. Amortization is recorded annually. During 2020, it added an asset adjustment of $34,630 which it amortized.

The Company monitors the carrying value of the SDCs for impairment.  As of December 31, 2020 the Company has not yet recorded any impairment of the SDCs.

NOTE 4 – LONG-TERM DEBT

The Company has procured borrowings to fund working capital needs from the founders/management team as well as from commercial sources.

As of December 31, 2020, and 2019, the Company had an ending balance of $247,322. This includes the government funded Paycheck Protection Plan (PPP) of $127,100 with a nominal interest rate, which may lead to forgiveness.

Additionally, in 2020 and 2019, the Company has borrowed or paid its Commercial Line of Credit or Cash Reserve Loan depending on its working capital reserves. As of December 31, 2020, the total borrowing from commercial sources including a line of credit was $83,923.  The interest rates on these loans are 8.5 percent.

The company also owes $27,585 to its founder as on December 31, 2020. The loan accrues interest expense at the rate of 18 percent per annum, but the interest has not yet been paid.

NOTE 5 – INCOME TAX PROVISION

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Subsidiary at the statutory rate of India.  The Company believes that this reflects the actual tax provision of the Company in all material respects.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation except as follows:

In 2020, the Company had signed a Statement of Work (“SOW”), prior to the National Emergency announced in March due to COVID for the development and enhancement of its product platform with a vendor with its corporate offices in New Jersey (NJ). This vendor is a global technology services provider enabling its customers to capitalize on technology in their business for over 26 years. Under the Statement of Work, the vendor was to provide  agreed upon services and deliverables as provided for in the SOW as of December 31 2020. On January 22 2021, the executives of the Company met with the team from the vendor including their Chief Executive Officer to discuss the vendor’s failure to deliver as required under the SOW. Immediately, after the conclusion of the meeting, a purposeful and forceful removal of projects folder and all the contents from the Company’s development server was commenced by the vendor’s personnel including the copying and downloading of Nowigence trade secrets. The Company has not recognized any liability owed to the vendor for the invoices received from the vendor. The Company intends to pursue all possible recourse to have vendor honor its contractual obligations and/or to reimburse for the damages caused as a result of vendor’s failure to perform.

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has two classes of common stock.  Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share.  Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

The Company has authorized 700,000,000 shares of Class A stock.  Of the Class A shares, the Company has issued 26,740,500 and 23,340,730 shares as of December 31, 2020 and 2019, respectively.  Additionally, the Company has authorized 200,000,000 shares of Class B stock and has issued 37,927,270 and 37,827,270 shares as of December 31, 2020 and 2019, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has procured borrowings from the founder/management team.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operations but has incurred a loss for all periods from Inception through December 31, 2020.  The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 10), capital contributions from the founder, other fundraising and the ability to achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Securities Offering

During 2021, the Company is planning to raise capital through the issuance of securities exempt from registration under Regulation A and under Regulation D 506C.  The Company is seeking qualification to raise a total of $50,000,000 by issuing up to 16,666,666 shares of Class A common stock under Regulation A, but this cannot be assured. The offering being planned is a continuous offering for a period of 730 days from the qualified date under SEC Regulation A+ 251(d)(3) for a maximum raise of $50,000,000 at a price range of $3 to $5 per share.

Management’s Evaluation

Management has evaluated subsequent events through August 24, 2021, the date the financial statements were available to be issued and no other material events require disclosure.